Exhibit 99.1

PRESS RELEASE

STAR SCIENTIFIC ANNOUNCES ANNUAL REPORT FILING,

COMPLETION OF INITIAL ROUND OF FUNDING

Chester, Virginia – March 26, 2004 – Star Scientific, Inc. (NASDAQ:STSI) filed its annual report form 10-K with the Securities and Exchange Commission today. Net sales during 2003 decreased to $73.3 million from $158.1 million in 2002. Approximately $37.6 million of that decrease was due to the fact that in 2003, Brown & Williamson Tobacco Corporation (B&W) purchased tobacco directly from the company’s StarCured™ growers. In previous years, revenue was generated through company purchases of StarCured™ tobacco from its growers, which then was sold to B&W. Revenues also had been recognized in previous years for royalties from B&W on other low-TSNA tobacco purchased by B&W that was not StarCured™ tobacco.

Star’s cigarette and smokeless tobacco product sales decreased 39%, from $120.6 million in 2002 to $73.3 in 2003. The company sold 2.0 billion cigarettes in 2003 compared with sales of 2.9 billion cigarettes in 2002. The decline in unit sales was due principally to intensified price competition from foreign manufacturers of discount cigarettes; the impact of the termination of the NATC Asset Purchase Agreement (under which NATC was to purchase all of the assets of the company’s discount cigarette business), which occurred in July 2003; and efforts to focus cigarette sales in the four non-MSA states. This combination of challenges resulted in a $16.7 million loss for 2003, as the company noted in its recent Form 12b-25 filing. However, cigarette sales increased 53% during the last quarter of 2003, from 52 truckloads in the third quarter to 79 truckloads in the fourth quarter. In addition, distribution of Stonewall Hard Snuff™ began to be expanded in the third quarter: as of year end 2003, it was available in 4000 retail outlets in Virginia, Florida, Texas, Minnesota, Mississippi, Alabama and Louisiana. The company continues to pursue distribution channels for this product, and initial feedback from the sales force indicates that it is attracting its target consumers, adult users of traditional snuff.

Stonewall Hard Snuff™ is Star’s second compressed smokeless tobacco product. It was developed to provide adult traditional moist snuff users with an alternative product that does not require expectoration. Stonewall Hard Snuff™ is made with 100% very low-TSNA, Virginia StarCured™ tobacco, and dissolves away completely in the user’s mouth. Star’s smokeless products are the only tobacco products that carry the Virginia Commonwealth’s “Virginia’s Finest” seal.

The company has undertaken a series of measures to strengthen its discount cigarette operations and to reduce expenses. In addition, Star has executed funding agreements with Manchester Securities Corporation, and has executed a $10 million loan agreement with Jonnie R. Williams, the company’s largest shareholder. Mr. Williams also has committed to funding the company’s working capital needs through March 2005. Under the agreements with Manchester Securities, Manchester has purchased a $9 million, two-year convertible debenture, and warrants for 502,681 shares of the company’s common stock has been issued to them. Interest on the debenture is to be paid quarterly, beginning in June 2004. The conversion price under the debenture is $3.73 per share, and the exercise price under the warrant is $4.476 per share. Beginning in March 2005, Manchester will be entitled to put $2,250,000 of the principal amount of the debentures back to Star at each quarterly payment date. In addition, Manchester has redemption rights in a number of circumstances described in greater detail in the Star’s 10-K. You are encouraged to read in its entirety the description of the Manchester agreements in Star’s 10-K, as well as the agreements themselves, which are attached as exhibits to that document. Reedland Capital Partners, an institutional division of Financial West Group, acted as placement agent for the financing. Reedland’s fee will be paid in the form of 173,611 shares of Star restricted common stock, together with five-year warrants to purchase an additional 100,000 shares of the company’s stock.

The proceeds obtained from the financing will be used in part to satisfy Star’s MSA escrow obligations for cigarette sales during 2003, which must be deposited by April 15, 2004. The company anticipates that its escrow obligations for 2003 will total approximately $7-8 million.

The company continues to aggressively pursue its pending patent infringement lawsuits against RJ Reynolds Tobacco Company in Federal District Court in Maryland. The Special Master appointed to review and file Reports and Recommendations (R&Rs) on five of the six summary judgment motions in this matter has, to date, filed five R&Rs with the Court. The company is awaiting the filing of the sixth and final R&R assigned to the Special Master by Judge Williams.

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This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company has tried, whenever possible, to identify these forward-looking statements using words such as “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions. These statements reflect the Company’s current beliefs and are based upon information currently available to it. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company’s actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks, uncertainties and contingencies include, without limitation, the challenges inherent in new product development initiatives, particularly in the smokeless tobacco area, the uncertainties inherent in the progress of scientific research, the Company’s ability to raise the capital necessary to grow its business, potential disputes concerning the Company’s intellectual property, risks associated with litigation regarding such intellectual property, potential delays in obtaining any necessary government approvals of the Company’s low-TSNA tobacco products, market acceptance of the Company’s new smokeless tobacco products, competition from companies with greater resources than the Company, the Company’s decision not to join the Master Settlement Agreement (“MSA”), the effect of state statutes adopted under the MSA and any subsequent modification of the MSA, and the Company’s dependence on key employees and on its strategic relationships with Brown & Williamson Tobacco Corporation, and the impact, if any, of the proposed merger between Brown & Williamson and RJ Reynolds Tobacco Company, Inc. The impact of potential litigation, if initiated against or by individual states that have adopted the MSA, could be materially adverse to the Company.

See additional discussion under “Factors That May Affect Future Results” in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2002, and other factors detailed from time to time in the Company’s other filings with the Securities and Exchange Commission, available at www.sec.gov. The Company undertakes no obligation to update or advise upon any such forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

About Star Scientific

Star Scientific is a technology-oriented tobacco company with a toxin reduction mission. It is engaged in the development of tobacco products that deliver fewer carcinogenic toxins (principally tobacco specific nitrosamines, or TSNAs), through the utilization of the innovative StarCured™ tobacco curing technology, and in sublicensing that technology to others. Star Scientific has a Corporate and Sales Office in Chester, VA, an Executive, Scientific & Regulatory Affairs office in Bethesda, MD, and manufacturing and tobacco processing facilities in Chase City and in Petersburg, VA.

See Star’s website at: http://www.starscientific.com

Contact:

Sara Troy Machir

(301) 654-8300

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